Phoenix Agri Enterprises, Inc.

31 F/ Jin Mao Tower

88 New Century Avenue

Pudong, Shanghai, China 200120

January 18, 2011

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Phoenix Agri Enterprises, Inc.
Form 10-12G/A
Filed on January 3, 2011
File No. 000-54203

Dear Mr. Riedler:

This letter is in response to the comment contained in the Staff’s letter (the “Comment Letter”) to Phoenix Agri Enterprises, Inc. (the “Company”), dated January 11, 2011, concerning the Form 10-12G/A (“Amendment No.1”) filed by the Company. The Company has filed Amendment No. 2 to the Company’s Registration Statement on Form 10 (“Amendment No.2”) concurrent with this letter incorporating and/or responding to the requested change.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in Amendment No.1. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

Item 1A. Risk Factors, page 12

Reporting requirement under the Exchange Act and compliance with the Sarbanes-Oxley Act of 2002 …, page 9

1. Please revise your risk factor disclosure to clarify the fact that Mr. Chen, your sole employee/officer, has limited accounting and legal knowledge and will depend on accountants and attorneys in preparing the Company’s financial statements and complying with reporting requirements under Regulation 13A.

RESPONSE:

The above-referenced risk factor has been revised to address the Staff’s comment by inserting the following sentence to the paragraph:

Mr. Benjamin Chen, our sole officer and director, has limited accounting and legal knowledge and will depend on accountants and attorneys in preparing the Company’s financial statements and complying with reporting requirements under the Exchange Act.

Thank you for your attention to this matter. I look forward to hearing from you. Direct questions or questions for clarification of matters contained in this letter may be addressed to the undersigned or to David K. Cheng, Esq. of Nixon Peabody LLP at (415) 984-8200 or by fax at (415) 984-8300.

Sincerely,

Phoenix Agri Enterprises, Inc.

By:	/s/ Benjamin Chen
Benjamin Chen
President